FINANCIAL STATEMENTS
(Unaudited)

Bugs Beachin Shaved Ice

Profit and Loss by Month
January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Income													
Sales	0.00	0.00	1.78	0.00	1,846.01	2,001.00	2,054.00	1,126.00	600.00	0.00	0.00	0.00	$7,628.79
Square Income	0.00	0.00	3.50	0.00	761.36	860.50	1,370.00	695.55	364.00	28.50	0.00	0.00	$4,083.41
Uncategorized Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	56.44	0.00	0.00	0.00	$56.44
Total Income	**$0.00**	**$0.00**	**$5.28**	**$0.00**	**$2,607.37**	**$2,861.50**	**$3,424.00**	**$1,821.55**	**$1,020.44**	**$28.50**	**$0.00**	**$0.00**	**$11,768.64**
Cost of Goods Sold													
Cost of Goods Sold	0.00	0.00	0.00	0.00	1,219.92	303.96	1,079.68	231.81	142.41	0.00	15.00	128.00	$3,120.78
Shipping	0.00	0.00	0.00	0.00	0.00	0.00	157.18	0.00	0.00	0.00	0.00	0.00	$157.18
Total Cost of Goods Sold	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$1,219.92**	**$303.96**	**$1,236.86**	**$231.81**	**$142.41**	**$0.00**	**$15.00**	**$128.00**	**$3,277.96**
GROSS PROFIT	**$0.00**	**$0.00**	**$5.28**	**$0.00**	**$1,387.45**	**$2,557.54**	**$2,187.14**	**$1,589.74**	**$878.03**	**$28.50**	**$ -15.00**	**$ -128.00**	**$8,490.68**
Expenses													
Advertising & Marketing	0.00	87.76	1,112.42	0.00	218.80	90.00	15.00	115.07	0.00	15.00	0.00	0.00	$1,654.05
Bank Charges & Fees	0.00	255.86	0.00	29.95	-29.95	0.00	0.00	0.00	0.00	12.95	0.00	14.00	$282.81
Car & Truck	0.00	15.00	0.00	0.00	0.00	0.00	0.00	0.00	60.60	25.50	14.00	279.71	$394.81
Contractors	0.00	1,183.00	4,776.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$5,959.91
Insurance	0.00	723.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$723.00
Job Supplies	0.00	1,841.76	0.00	0.00	200.00	0.00	0.00	33.52	0.00	0.00	0.00	0.00	$2,075.28
Legal & Professional Services	0.00	0.00	272.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$272.42
Meals & Entertainment	0.00	53.82	0.00	0.00	0.00	0.00	12.91	55.94	43.08	9.27	0.00	58.11	$233.13
Office Supplies & Software	7.41	185.90	1,451.85	8.10	95.55	27.00	129.69	27.00	27.00	27.00	27.00	27.00	$2,040.50
Other Business Expenses	0.00	0.00	314.10	0.00	29.95	0.00	0.00	11.75	98.71	0.00	0.00	99.25	$553.76
Reimbursable Expenses	0.00	0.00	200.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	$200.00
Rent & Lease	0.00	2,625.00	0.00	1,325.00	1,325.00	1,325.00	1,325.00	700.00	1,325.00	1,325.00	0.00	2,700.00	$13,975.00
Repairs & Maintenance	0.00	667.29	445.71	0.00	40.30	48.61	40.00	1,036.40	0.00	0.00	0.00	37.77	$2,316.08
Square Fees	0.00	0.00	0.27	0.00	33.43	37.76	55.86	35.06	16.05	1.40	0.00	0.00	$179.83
Supplies & Materials	0.00	237.29	485.83	0.00	446.74	145.99	75.83	350.32	38.76	0.00	0.00	0.00	$1,780.76
Taxes & Licenses	0.00	311.00	0.00	0.00	0.00	297.13	56.10	83.99	57.92	24.15	0.00	0.00	$830.29
Travel	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	53.90	$53.90
Uncategorized Expense	0.00	1,182.49	479.08	29.00	78.76	30.00	0.00	0.00	0.00	0.00	0.00	0.00	$1,799.33
Utilities	0.00	670.97	105.78	193.41	46.42	202.81	287.45	335.46	0.00	240.62	187.57	151.88	$2,422.37
Total Expenses	**$7.41**	**$10,040.14**	**$9,644.37**	**$1,585.46**	**$2,485.00**	**$2,204.30**	**$1,997.84**	**$2,784.51**	**$1,667.12**	**$1,680.89**	**$228.57**	**$3,421.62**	**$37,747.23**
NET OPERATING INCOME	**$ -7.41**	**$ -10,040.14**	**$ -9,639.09**	**$ -1,585.46**	**$ -1,097.55**	**$353.24**	**$189.30**	**$ -1,194.77**	**$ -789.09**	**$ -1,652.39**	**$ -243.57**	**$ -3,549.62**	**$ -29,256.55**
NET INCOME	**$ -7.41**	**$ -10,040.14**	**$ -9,639.09**	**$ -1,585.46**	**$ -1,097.55**	**$353.24**	**$189.30**	**$ -1,194.77**	**$ -789.09**	**$ -1,652.39**	**$ -243.57**	**$ -3,549.62**	**$ -29,256.55**

Accrual Basis Thursday, April 29, 2021 06:09 PM GMT-04:00

Bugs Beachin Shaved Ice

Balance Sheet

As of December 31, 2020

	JAN - DEC 2020
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk	997.35
Total Bank Accounts	**$997.35**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	8,713.96
Inventory Asset	4,608.00
Uncategorized Asset	8,620.04
Undeposited Funds-1	0.00
Total Other Current Assets	**$21,942.00**
Total Current Assets	**$22,939.35**
TOTAL ASSETS	**$22,939.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Of America	-150.00
Credit Card	-318.00
Total Credit Cards	**$ -468.00**
Other Current Liabilities	
South Carolina Department of Revenue Payable	-479.72
Square Tips	697.64
Total Other Current Liabilities	**$217.92**
Total Current Liabilities	**$ -250.08**
Total Liabilities	**$ -250.08**
Equity	
Opening Balance Equity	5,368.48
Owner's Investment	48,844.00
Owner's Pay & Personal Expenses	-1,766.50
Retained Earnings	0.00
Net Income	-29,256.55
Total Equity	**$23,189.43**
TOTAL LIABILITIES AND EQUITY	**$22,939.35**

I, Dakotah-Rae Kelsey Mick, certify that:

1. The financial statements of Bugs Beachin Shaved Ice included in this Form are true and complete in all material respects; and
2. The tax return information of Bugs Beachin Shaved Ice has not been included in this Form as Bugs Beachin Shaved Ice was formed on 01/01/2020 and has not filed a tax return to date.

Signature   _Dakotah-Rae Mick_

Name: Dakotah-Rae Kelsey Mick

Title: Owner